UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Knight Capital Group, Inc.

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

499005106

(CUSIP Number)

Alex Sadowski

Assistant General Counsel

350 N. Orleans, 3rd Floor South

Chicago, IL 60654

+ 1 312 931 2200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 19, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 499005106

(1)	Names of Reporting Persons. GETCO Strategic Investments, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds AF
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 56,875,362 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 56,875,362 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 56,875,362 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 24.7% (2)
(14)	Type of Reporting Person OO

(1)	Reflects 56,875,362 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A-1 Convertible Preferred Stock.
(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 173,237,835 shares of Class A Common Stock outstanding (excluding shares of Common Stock issuable upon conversion of the Preferred Stock) as of November 16, 2012, as reported in the Issuer’s Proxy Statement for the Special Meeting of Stockholders, as filed with the Securities and Exchange Commission on November 19, 2012.

CUSIP No. 499005106

(1)	Names of Reporting Persons. GETCO Holding Company, LLC
(2)	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds OO
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 82,876,442 (1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 82,876,442 (1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 82,876,442 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
(13)	Percent of Class Represented by Amount in Row (11) 32.4% (2)
(14)	Type of Reporting Person HC, OO

(1)	Reflects 1,067 shares of Class A Common Stock and 56,875,362 shares of Class A Common Stock issuable upon conversion of the Issuer’s Series A-1 Convertible Preferred Stock owned by Getco Holding. In addition, Getco Holding and TD Ameritrade (as defined in Item 4 below) may be deemed to have shared voting and shared dispositive power over certain shares owned by TD Ameritrade as a result of certain provisions in the Voting Agreement described in Item 4 of this Schedule 13D. Except to the extent Getco Holding or TD Ameritrade may be deemed to have beneficial ownership as a result of such Voting Agreement, pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that it is a beneficial owner of such shares for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.
(2)	Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, based on 173,237,835 shares of Class A Common Stock outstanding (excluding shares of Common Stock issuable upon conversion of the Preferred Stock) as of November 16, 2012, as reported in the Issuer’s Proxy Statement for the Special Meeting of Stockholders, as filed with the Securities and Exchange Commission on November 19, 2012.

This Amendment No. 3 amends and supplements Items 3 -7 of the Schedule 13D of GETCO Holding Company, LLC (“Getco Holding”) and GETCO Strategic Investments, LLC (“GSI”) (each a “Reporting Person” and together, the “Reporting Persons”) filed on August 16, 2012 with the Securities and Exchange Commission with respect to the Class A Common Stock, $.01 par value per share (“Common Stock”), of Knight Capital Group, Inc. (the “Issuer”), as amended by Amendment No. 1 filed on November 15, 2012 and Amendment No. 2 filed on November 28, 2012. Unless otherwise indicated, all capitalized terms used but not defined herein have the meanings set forth in the Schedule 13D.

Item 3. Source and Amount of Funds or Other Consideration.

Concurrently, and in connection with entering into the Merger Agreement described in Item 4, Getco Holding entered into a debt commitment letter (the “Debt Commitment Letter”) with Jefferies Finance LLC, pursuant to which, subject to the conditions set forth therein, Jefferies Finance LLC committed to provide to Getco Holding: (i) $450.0 million of borrowings under a senior secured first lien term loan facility, and (ii) $550 million of second lien senior secured increasing rate loans under a bridge loan facility having an aggregate principal amount of $550.0 million (unless an offering of $550 million of second lien notes is consummated prior to or concurrently with the mergers), in each case, for the purposes of paying the consideration under the Merger Agreement, refinancing certain existing indebtedness of the Issuer and Getco Holding and paying related fees, commissions and expenses. The Debt Commitment Letter also provides for a $20 million senior secured first lien revolving credit facility. The Debt Commitment Letter expires on the earlier of July 19, 2013 and the termination of the Merger Agreement. The Debt Commitment Letter is attached to this Schedule 13D as Exhibit 99.8 and incorporated by reference herein.

Getco Holding also obtained an equity commitment letter from General Atlantic, a current investor in Getco Holding, pursuant to which, and subject to the terms and conditions set forth therein, General Atlantic, committed to provide to Getco Holding up to $55 million for the purposes of financing the transactions contemplated by the Merger Agreement.

Item 4. Purpose of Transaction.

On December 19, 2012, the Issuer, Getco Holding and GA-GTCO, LLC (“Blocker”) (collectively, the “Parties”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which the Issuer, Getco Holding and Blocker will each merge with newly-formed subsidiaries (the “mergers”) of a corporation to be organized under Delaware law (“Newco”). The Merger Agreement is attached to this Schedule 13D as Exhibit 99.7 and incorporated by reference herein. Blocker is an entity through which General Atlantic owns its units of Getco Holding. Newco will be a publicly traded company, with its shares listed on the New York Stock Exchange.

Subject to the terms and conditions of the Merger Agreement, which has been approved by the boards of directors of Getco Holding and the Issuer, upon the completion of the mergers (1) each share of Issuer Common Stock (other than the shares owned by the Reporting Persons, which will be cancelled in connection with the mergers) will be converted into either (i) 1 share of Newco common stock, with cash to be paid in lieu of fractional shares of Newco common stock or (ii) $3.75 in cash, at the election of the holders of Issuer Common Stock, subject to a cap of 66.7% of the total number of shares of Issuer Common Stock converting in the merger that may be paid in cash and (2) the outstanding units of Getco Holding and Blocker will be converted into the right to receive, in the aggregate, (a) shares of Newco common stock, representing approximately 233 million shares of Newco as of the date of the Merger Agreement and (b) 75 million warrants to purchase shares of Newco common stock. The 75 million warrants will be divided evenly between three classes: 25 million warrants with a $4.00 exercise price and a four-year term; 25 million warrants at a $4.50 exercise price and a five-year term; and 25 million warrants at a $5.00 exercise price and a six-year term

In connection with the Merger Agreement, Jefferies & Company, Inc. and Jefferies High Yield Trading, LLC (collectively, “Jefferies”), entered into an agreement with Getco Holding whereby Jefferies agreed that if cash was oversubscribed, they would limit the percentage of shares of Issuer Common Stock owned by Jefferies that would convert into cash to not more than 50% of the total shares of Issuer Common Stock owned by Jefferies (the “Jefferies Agreement”). Based on a Schedule 13D filed by Jefferies and its affiliates on December 19, 2012, as of such date, Jefferies owns 81,262,363 shares of Issuer Common Stock. The Jefferies Agreement is attached to this Schedule 13D as Exhibit 99.9 and incorporated by reference herein.

The Merger Agreement contains customary representations, warranties and covenants of the Parties, including, among others, covenants (i) to conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and the consummation of the mergers and (ii) not to engage in certain kinds of transactions during such period. The board of directors of each of Getco Holdings and the Issuer has adopted a resolution recommending the adoption of the Merger Agreement by its respective shareholders, and each party has agreed to put these matters before their respective shareholders for consideration. Each party has also agreed not to (i) solicit proposals relating to alternative business combination transactions or (ii) subject to certain exceptions, enter into discussions or negotiations or provide confidential information in connection with any proposals for alternative business combination transactions.

Consummation of the mergers is subject to various conditions, including (i) requisite approvals of the holders of certain classes of units of Getco Holding and Issuer Common Stock and Series A-1 Preferred Stock (voting as a single class on an as-converted basis) (as well as a vote of holders of the preferred stock of the Issuer, if required), (ii) receipt of regulatory approvals and (iii) the absence of any law or order prohibiting the closing. In addition, each party’s obligation to consummate the Merger is subject to certain other conditions, including (i) subject to the standards set forth in the Merger Agreement, the accuracy of the representations and warranties of the other parties, (ii) compliance of the other parties with their covenants in all material respects and (iii) the delivery of opinions from counsel to Getco Holdings, Blocker and the Issuer relating to the U.S. federal income tax code treatment of the mergers.

Under the Merger Agreement, upon completion of the mergers, Daniel Coleman, the current chief executive officer of Getco Holding’s, will become Chief Executive Officer of Newco and Thomas M. Joyce, the current chief executive officer of the Issuer, will become Executive Chairman of Newco. The board of directors will initially consist of nine directors, including Mr. Coleman and four other Getco Holding designees, and Mr. Joyce and three other designees of the Issuer.

The Merger Agreement contains certain termination rights for both Getco Holdings and the Issuer. Under certain circumstances, termination of the Merger Agreement by either Getco Holdings or the Issuer may result in the non-terminating party being entitled to a termination fee of $50 million.

Concurrently with the execution and delivery of the Merger Agreement, and as a condition and inducement to Getco Holding willingness to enter into the Merger Agreement, Getco Holding entered into a voting agreement (the “Voting Agreement”) dated as of the date of the Merger Agreement with TD Ameritrade Holding Corporation (“TD Ameritrade”). As reported in the Issuer’s Proxy Statement for the Special Meeting of Stockholders, as filed with the Securities and Exchange Commission on November 19, 2012, TD Ameritrade owns shares of Series A-1 Preferred Stock convertible into 26,000,013 shares of Issuer Common Stock. TD Ameritrade was not paid any additional consideration in connection with entering into the Voting Agreement. Pursuant to the Voting Agreement, TD Ameritrade, among other things, agreed (i) to vote in favor of approval of the transactions contemplated by the Merger Agreement, (ii) to grant an irrevocable proxy to Getco Holdings during the term of the Merger Agreement to vote their shares of the Issuer in the manner indicated in (i), (iii) not to sell, short sell, transfer, pledge, assign, tender or otherwise dispose of the shares subject to the Voting Agreement or enter into any contract, arrangement or understanding with respect thereto and (iv) not to solicit any other transaction that would be an Acquisition Proposal (as defined in the Merger Agreement). The Voting Agreement will terminate upon the earlier of the Effective Time (as defined in the Merger Agreement) or the termination of the Merger Agreement pursuant to its terms. The form of Voting Agreement with TD Ameritrade is included as Exhibit B to Exhibit 99.7 to this Schedule 13D.

The foregoing summary of the Merger Agreement and the Debt Commitment Letter and the transactions contemplated thereby does not purport to be complete. Additionally, the foregoing summary of the Merger Agreement is subject to, and qualified in its entirety by, the full text of the Merger Agreement, and the foregoing summary of the Debt Commitment Letter is subject to, and qualified in its entirety by, the full text of the Debt Commitment Letter.

The Merger Agreement and the Debt Commitment Letter (the “Disclosed Agreements”) have been included to provide investors and security holders with information regarding their terms. They are not intended to provide any other factual information about the Reporting Persons or the Issuer, or any other person. The representations, warranties and covenants contained in the Disclosed Agreements were made only for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures exchanged between the parties in connection with the execution of the Disclosed Agreements. The representations and warranties may have been made for the purposes of allocating contractual risk between the parties to the agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Disclosed Agreements and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Issuer, Newco or Getco Holding or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in our public disclosures.

Item 5. Interest in Securities of the Issuer.

As reported in the Issuer’s Proxy Statement for the Special Meeting of Stockholders, as filed with the Securities and Exchange Commission on November 19, 2012, 173,237,835 shares of Class A Common Stock are outstanding (excluding shares of Common Stock issuable upon conversion of the Preferred Stock).

GSI owns 85,313 Series A-1 Shares and may be deemed to beneficially own 56,875,362 shares of Common Stock on a fully-converted basis, representing 24.7% of the Issuer’s total outstanding Common Stock, and assuming full conversion of the Preferred Stock issued pursuant to the Purchase Agreement into shares of Common Stock, approximately 15.97%* of the Issuer’s total outstanding Common Stock.

Getco Holding may be deemed to beneficially own 56,876,429 shares of Common Stock beneficially owned by its wholly-owned subsidiaries, including 56,875,362 shares of Common Stock beneficially owned by GSI and 1,067 shares of Common Stock held by another wholly-owned subsidiary, representing, in the aggregate, 24.7% of the Issuer’s total outstanding Common Stock, and assuming full conversion of the Preferred Stock issued pursuant to the Purchase Agreement into shares of Common Stock, approximately 15.97%* of the Issuer’s total outstanding Common Stock. As a result of the Voting Agreement, Getco Holding may also be deemed to have shared voting power and shared dispositive power with respect to the shares of Series A-1 Preferred Stock owned by TD Ameritrade which are convertible into 26,000,013 shares of Issuer Common Stock, subject to the conditions and limitations of the Voting Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Getco Holding may be deemed to be the beneficial owner of shares representing, in the aggregate, 32.4% of the Issuer’s total outstanding Common Stock, and assuming full conversion of the Preferred Stock issued pursuant to the Purchase Agreement into shares of Common Stock, approximately 23.3%* of the Issuer’s total outstanding Common Stock.

*	The percentages used herein are based on 356,047,926 shares of Common Stock, which were computed based on the Issuer’s number of shares of outstanding Common Stock and outstanding Preferred Stock, as reported in the in the Issuer’s Proxy Statement for the Special Meeting of Stockholders, as filed with the Securities and Exchange Commission on November 19, 2012, and assume conversion of all outstanding shares of Preferred Stock.

Number of Shares as to which Getco Holding has:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 82,876,442

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 82,876,442

Number of Shares as to which GSI has:

Sole power to vote or to direct the vote: -0-

Shared power to vote or to direct the vote: 56,875,362

Sole power to dispose or to direct the disposition of: -0-

Shared power to dispose or to direct the disposition of: 56,875,362

Except as set forth in this Item 5, no person other than each respective owner of the securities referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information contained in Items 3 and 4 and the Merger Agreement, Jefferies Agreement and Debt Commitment Letter included in Item 7, are hereby incorporated by reference into this Item 6.

Item 7 of this Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.7	Merger Agreement

Exhibit 99.8	Debt Commitment Letter

Exhibit 99.9	Jefferies Agreement

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2012

GETCO Holding Company, LLC

By:	/s/ John McCarthy
Name: John McCarthy

Title: Authorized Signatory

GETCO Strategic Investments, LLC

By:	/s/ John McCarthy
Name: John McCarthy

Title: Authorized Signatory